                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            PROVIDENT COMPANIES, INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                          -----------------------------
                         (Title of Class of Securities)

                                  743862 10 4
                                  -----------
                                 (CUSIP Number)

                                Steven D. Germain
                         Zurich Centre Resource Limited
                            One Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 898-5350
                      -------------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                               - with copies to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022

                                 March 27, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement in Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ZURICH INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland

                          7.  SOLE VOTING POWER

                                     9,523,810 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             6,349,207 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,523,810 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.6% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CENTRE REINSURANCE LIMITED

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda

                           7.  SOLE VOTING POWER

                                     4,523,812 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             4,523,812 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,523,812 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ZURICH REINSURANCE CENTRE, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

                           7.  SOLE VOTING POWER

                                     238,095 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             238,095 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          238,095 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EMPIRE FIRE AND MARINE INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Nebraska

                           7.  SOLE VOTING POWER

                                     126,984 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             126,984 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          126,984 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UNIVERSAL UNDERWRITERS INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri

                           7.  SOLE VOTING POWER

                                     317,460 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             317,460 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          317,460 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.5% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UNIVERSAL UNDERWRITERS LIFE INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri

                           7.  SOLE VOTING POWER

                                     63,492 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             63,492 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          63,492 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FIDELITY AND DEPOSIT COMPANY OF MARYLAND

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland

                           7.  SOLE VOTING POWER

                                     190,476 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             190,476 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          190,476 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

         This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Provident Companies, Inc. ("Provident" or the "Company"). This Amendment No. 1 amends the information set forth in the initial statement on Schedule 13D, dated June 10, 1996 (the "Initial Statement"), filed by Zurich Insurance Company. Capitalized terms used herein and not otherwise defined shall have the meanings assigned thereto in the Initial Statement. The Initial Statement is amended as set forth herein.

Item 2.  Identity and Background.
------   -----------------------

         Item 2 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

         This statement is being filed by and on behalf of the following persons (collectively, the "Reporting Persons"):

         (a) Zurich Insurance Company, a corporation organized under the laws of Switzerland ("Zurich"). The address of the principal business and principal office of Zurich is 2 Mythenquai, CH-8002 Zurich, Switzerland. Zurich and its subsidiaries and affiliates are engaged in life and property and casualty
insurance,   reinsurance, insurance  related  businesses  and  the  asset management business.

         (b) Centre Reinsurance Limited, a corporation organized under the laws of Bermuda ("Centre Re"). The address of the principal business and principal office of Centre Re is Cumberland House, One Victoria Street, P.O. Box HM 1788, Hamilton, HM HX, Bermuda. Centre Re, an indirect wholly owned subsidiary of Zurich, is a Bermuda exempted insurance company.

         (c) Zurich Reinsurance Centre, Inc., a corporation organized under the laws of Connecticut ("ZRC"). The address of the principal business and principal office of ZRC is One Chase Manhattan Plaza, 43rd Floor, New York, New York 10005. ZRC is engaged in the property and causalty reinsurance business. Zurich and certain direct and indirect wholly owned subsidiaries of Zurich beneficially own approximately 66% of the outstanding common stock of Zurich Reinsurance Centre Holdings, Inc. which in turn owns 100% of ZRC.

         (d) Empire Fire and Marine Insurance Company, a corporation organized under the laws of Nebraska ("Empire"). The address of the principal business and principal office of Empire is 1624 Douglas Street, Omaha, NE 68102. Empire, an indirect wholly owned subsidiary of Zurich, is engaged in insurance operations and is an insurance holding company.

         (e) Universal Underwriters Insurance Company, a corporation organized under the laws of Missouri ("Universal"). The address of the principal business and principal office of Universal is 6363 College Boulevard, Overland Park, KS 66211. Universal, an indirect wholly owned subsidiary of Zurich, is engaged in insurance operations and is an insurance holding company.

         (f) Universal Underwriters Life Insurance Company, a corporation organized under the laws of Missouri ("Universal Life"). The address of the principal business and principal office of Universal Life is 6363 College Boulevard, Overland Park, KS 66211. Universal Life, an indirect wholly owned subsidiary of Zurich, is engaged in insurance operations.

         (g) Fidelity and Deposit Company of Maryland, a corporation organized under the laws of Maryland ("Fidelity"). The address of the principal business and principal office of Fidelity is 300 St. Paul Place, Baltimore, MD 21202. Fidelity, a wholly owned subsidiary of Zurich, is engaged in insurance operations and is an insurance holding company.

         Information regarding the identity and background of the directors and executive officers of each of the Reporting Persons is set forth in Schedule I hereto, which is incorporated by reference in response to this Item 2.

         None of the Reporting Persons, or to the knowledge of the Reporting Persons, any of the directors or executive officers set forth in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         None of the Reporting Persons, or to the knowledge of the Reporting Persons, any of the directors or executive officers set forth in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person, director or executive officer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Item 3 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

         Centre Re, ZRC, Empire, Universal, Universal Life, Fidelity and a branch of Zurich authorized to conduct business in the United States through the State of New York, its port of entry (collectively, the "Purchasers"), purchased 4,523,812, 238,095, 126,984, 253,968, 63,492, 190,476 and 952,380
shares, respectively, at the closing under the Purchase Agreement described in Item 4 below for $31.50 per share. The source of funds for the purchase of such shares of Common Stock was working capital of the Purchasers. Zurich was granted a proxy to vote the 3,174,603 Longfellow Shares (as defined below) pursuant to the Longfellow Purchase Agreement described in Item 4 below. The voting arrangement set forth in the Longfellow Purchase Agreement was required by the terms of the Relationship Agreement described in Item 4 below as a condition to Zurich and its affiliates' ability to transfer shares of Common Stock to Longfellow.

Item 4.  Purpose of Transaction.
------   ----------------------

         Item 4 of the Initial Statement is hereby amended by replacing the final paragraph thereof with the following:

         On November 27, 1996, Zurich and the other parties thereto agreed to amend and restate each of the Purchase Agreement, the Relationship Agreement, the Family Stockholder Agreement and the Registration Rights Agreement as of May 31, 1996. Conformed copies of such amended and restated agreements are attached to this Statement as Exhibits 5, 6, 7 and 8, respectively (collectively, the "Amended Agreements"). The descriptions of such agreements contained herein are qualified in their entirety by reference to such Exhibits, which are incorporated herein by reference thereto. Pursuant to the Amended Agreements the parties agreed, among other things, to extend the date after which the Purchase Agreement could be terminated by either party to May 28, 1997. All references in this Statement to the Purchase Agreement, the Relationship Agreement, the Family Stockholder Agreement and the Registration Rights Agreement shall be deemed references to such agreements as amended by the Amended Agreements.

         Under the Purchase Agreement, the Company agreed to issue and sell the shares representing the Zurich Common Stock Investment to Zurich or such of its affiliates as Zurich designated in a writing to the Company. Prior to the closing under the Purchase Agreement, Zurich designated the Purchasers and Centre Reinsurance Services (Bermuda) Limited ("Services") to purchase the shares of Common Stock under the Purchase Agreement. On March 27, 1997 the closing under the Purchase Agreement was consummated and the Purchasers and Services acquired the shares of Common Stock comprising the Zurich Common

Stock Investment. In addition, in accordance with the terms of the Relationship Agreement, Steven M. Gluckstern and William H. Bolinder, each executive officers of Zurich, were appointed to the Board of Directors of the Company as Zurich's designees under the Relationship Agreement.

         Immediately following the closing under the Purchase Agreement, Services, a Bermuda corporation and an indirect wholly owned subsidiary of Zurich, entered into a Stock Purchase Agreement (the "Longfellow Purchase Agreement") with Longfellow I, LLC ("Longfellow"), dated March 27, 1997, pursuant to which Services agreed to sell to Longfellow 3,174,603 shares (the "Longfellow Shares") of the Common Stock purchased under the Purchase Agreement. The Longfellow Purchase Agreement is attached to this Statement as Exhibit 9, and the description of the Longfellow Purchase Agreement contained herein is qualified in its entirety by reference to such Exhibit, which is incorporated herein by reference thereto. Under the Longfellow Purchase Agreement, Services agreed to grant Longfellow certain of the registration rights awarded to Zurich and its affiliates under the Registration Rights Agreement and Longfellow granted Zurich a proxy to vote the Longfellow shares on all matters on which stockholders of the Company are entitled to vote, subject to certain exceptions and conditions. In addition, pursuant to the Longfellow Purchase Agreement, Longfellow has agreed that, subject to certain exceptions and conditions, in the event it desires to sell any Longfellow Shares, it shall first offer to Services and its affiliates the opportunity to purchase such shares. The purchase and sale under the Longfellow Purchase Agreement were consummated on March 27, 1997.

         Except as set forth herein, none of the Reporting Persons, or to the best of their knowledge, any person set forth in Schedule I hereto, has any plans or proposals with respect to any material change in the business or corporate structure of Provident or, generally, any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D.

         Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any such matters. In addition, depending on market conditions and other matters, and subject to the terms of the agreements described above, the Reporting Persons, directly or indirectly, may make further purchases and/or sales of Common Stock from time to time.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         Item 5 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

         (a) (i) Zurich may be deemed the beneficial owner of 9,523,810 shares of Common Stock representing 15.6% of the outstanding shares of Common Stock. 6,349,207 of such shares of Common Stock constitute the aggregate number of shares of Common Stock held for the accounts of the Purchasers and the remaining 3,174,603 of such shares of Common Stock constitute the Longfellow Shares. In accordance with Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, Zurich may be deemed to beneficially own the Longfellow Shares because, as more fully described in Item 4, under the

Longfellow Purchase Agreement, Zurich was granted a proxy to vote such shares under, and in accordance with, the terms of the Longfellow Purchase Agreement. Zurich expressly disclaims beneficial ownership of the Longfellow Shares.

         (ii) Centre Re may be deemed the beneficial owner of the 4,523,812 shares of Common Stock held for its account representing 7.4% of the outstanding shares of Common Stock.

         (iii) ZRC may be deemed the beneficial owner of the 238,095 shares of Common Stock held for its account representing 0.4% of the outstanding shares of Common Stock.

         (iv) Empire may be deemed the beneficial owner of the 126,984 shares of Common Stock held for its account representing 0.2% of the outstanding shares of Common Stock.

         (v) Universal may be deemed the beneficial owner of 317,460 shares of Common Stock representing 0.5% of the outstanding shares of Common Stock and consisting of the 253,968 shares of Common Stock held for its account and the 63,492 shares fo Common Stock held for the account of its wholly owned subsidiary, Universal Life.

         (vi) Universal Life may be deemed the beneficial owner of the 63,492 shares of Common Stock held for its account representing 0.1% of the outstanding shares of Common Stock.

         (vii) Fidelity may be deemed the beneficial owner of the 190,476 shares of Common Stock held for its account representing 0.3% of the outstanding shares of Common Stock.

         The percentages used herein are calculated based upon the sum of (x) the 45,685,191 shares of Common Stock outstanding as reported in the Company's Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission on March 26, 1997, (y) the 9,523,810 shares of Common Stock issued under the Purchase Agreement in connection with the Zurich Common Stock Investment and (z) the 5,917,500 shares of Common Stock issued immediately upon the consummation of the Merger, which occurred simultaneously with the closing under the Purchase Agreement.

         (b) (i) Zurich, as the person ultimately in control of each of the Purchasers, may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 6,349,207 shares of Common Stock held for the accounts of the Purchasers. In addition by virtue of the Longfellow Purchase Agreement, Zurich may be deemed to beneficially own the Longfellow Shares with sole power to vote and direct the vote of the 3,174,603 Longfellow Shares under, and in accordance with, the terms of the Longfellow Purchase Agreement. Zurich does not have the power to dispose or direct the disposition of any of the Longfellow Shares. Zurich expressly disclaims beneficial ownership of the Longfellow Shares.

         (ii) Centre Re may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 4,523,812 shares of Common Stock held for its account.

         (iii) ZRC may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 238,095 shares of Common Stock held for its account.

         (iv) Empire may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 126,984 shares of Common Stock held for its account.

         (v) Universal may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 253,968 shares of Common Stock held for its account and the 63,492 shares held for the account of its wholly owned subsidiary, Universal Life.

         (vi) Universal Life may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 63,492 shares of Common Stock held for its account.

         (vii) Fidelity may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 190,476 shares of Common Stock held for its account.

         (c) The response to Item 4 is incorporated herein by reference. Except as set forth in Item 4 or this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person set forth in Schedule I hereto, beneficially owns any shares of Common Stock or has effected any transactions in the Common Stock during the preceding 60 days.

         (d) and (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         Item 7 of the Initial Statement is hereby amended and restated in its entirety to read as follows.

         Exhibit 1. Common Stock Purchase Agreement, dated as of May 31, 1996, between Provident
Companies, Inc. and Zurich Insurance Company.

         Exhibit 2. Relationship Agreement, dated as of May 31, 1996, between Provident Companies, Inc. and Zurich Insurance Company.

         Exhibit 3. Family Stockholder Agreement, dated as of May 31, 1996, among Zurich Insurance Company, the Maclellan Foundation, Inc. and the stockholders listed in Schedule A thereto.

         Exhibit 4. Registration Rights Agreement, dated as of May 31, 1996, between Zurich Insurance Company and Provident Companies, Inc.

         Exhibit 5. Amended and Restated Common Stock Purchase Agreement, dated as of May 31, 1996, between Provident Companies, Inc. and Zurich Insurance Company.

         Exhibit 6. Amended and Restated Relationship Agreement, dated as of May 31, 1996, between Provident Companies, Inc. and Zurich Insurance Company.

         Exhibit 7. Amended and Restated Family Stockholder Agreement, dated as of May 31, 1996, among Zurich Insurance Company, the Maclellan Foundation, Inc. and the stockholders listed in Schedule A thereto.

         Exhibit 8. Amended and Restated Registration Rights Agreement, dated as of May 31, 1996, between Zurich Insurance Company and Provident Companies, Inc.

         Exhibit 9. Stock Purchase Agreement, dated as of March 27, 1997, between Centre Reinsurance Services (Bermuda) Limited and Longfellow I, LLC.

         Exhibit 10. Joint Filing Agreement, dated April 7, 1997, among Zurich Insurance Company; Centre Reinsurance Limited; Zurich Reinsurance Centre, Inc.; Empire Fire and Marine Insurance Company; Universal Underwriters Insurance Company; Universal Underwriters Life Insurance Company and Fidelity and Deposit Company of Maryland.

         Exhibit 11. Power of Attorney, dated April 7, 1997, granted by Zurich Insurance Company in favor of Steven D. Germain.

         Exhibit 12. Power of Attorney, dated April 7, 1997, granted by Centre Reinsurance Limited in favor of Steven D. Germain.

         Exhibit 13. Power of Attorney, dated April 7, 1997, granted by Zurich Reinsurance Centre, Inc. in favor of Steven D. Germain.

         Exhibit 14. Power of Attorney, dated April 7, 1997, granted by Empire Fire and Marine Insurance Company in favor of David A. Bowers.

         Exhibit 15. Power of Attorney, dated April 7, 1997, granted by Universal Underwriters Insurance Company in favor of David A. Bowers.

         Exhibit 16. Power of Attorney, dated April 7, 1997, granted by Universal Underwriters Life Insurance Company in favor of David A. Bowers.

         Exhibit 17. Power of Attorney, dated April 7, 1997, granted by Fidelity and Deposit Company of Maryland in favor of David A. Bowers.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 1997              ZURICH INSURANCE COMPANY

                                  By: /s/ Kaspar Hotz
                                     ---------------------------
                                  Name:  Kaspar Hotz
                                  Title:  Corporate Secretary &
                                          General Counsel

                                  By: /s/Monica Machler
                                     ---------------------------
                                  Name:  Monica Machler
                                  Title: Member of the Executive
                                         Staff

Dated: April 7, 1997              CENTRE REINSURANCE LIMITED

                                  By: /s/ Andrea Hodson
                                     ---------------------------
                                  Name:    Andrea Hodson
                                  Title:   Vice President

Dated: April 7, 1997              ZURICH REINSURANCE CENTRE, INC.

                                  By: /s/Mark Sarlitto
                                     ---------------------------
                                  Name:    Mark Sarlitto
                                  Title:   Senior Vice President &
                                                    General Counsel


Dated: April 7, 1997              EMPIRE FIRE AND MARINE INSURANCE COMPANY

                                  By: /s/ John McCartney
                                     ---------------------------
                                  Name:    John McCartney
                                  Title:   President & CEO

Dated: April 7, 1997              UNIVERSAL UNDERWRITERS INSURANCE
                                    COMPANY

                                  By: /s/ Ken Goldstein
                                     ---------------------------
                                  Name:    Ken Goldstein
                                  Title:   President & CEO

Dated: April 7, 1997              UNIVERSAL UNDERWRITERS LIFE
                                    INSURANCE COMPANY

                                  By: /s/ Ken Goldstein
                                     ---------------------------
                                  Name:    Ken Goldstein
                                  Title:   President & CEO


Dated: April 7, 1997              FIDELITY AND DEPOSIT COMPANY OF
                                    MARYLAND

                                  By: /s/ Richard Williams
                                     ---------------------------
                                  Name:    Richard Williams
                                  Title:   President & CEO

                                   Schedule I
                                   ----------

         Schedule I of the Initial Statement is hereby amended and restated in its entirety to read as follows:

         Set forth below are the name, position and citizenship of each of the directors and executive officers of each Reporting Person. Except as otherwise indicated, the principal occupation of each person listed below is his or her executive position with Zurich, Centre Re, ZRC, Zurich U.S., Empire, Universal, Universal Life or Fidelity, as the case may be. Unless otherwise indicated, the principal business address of each person at (a) Zurich is 2 Mythenquai, CH-8002 Zurich, Switzerland; (b) Centre Re is One Victoria Street, P.O. Box HM 1788, Hamilton, HM HX, Bermuda; (c) ZRC is One Chase Manhattan Plaza, 43rd Floor, New York, NY 10005; (d) Empire is 1624 Douglas Street, Omaha, NE 68102; (e) Universal and Universal Life is 6363 College Boulevard, Overland Park, KS 66211 and (f) Fidelity is 300 St. Paul Place, Baltimore, MD 21202.

                          Executive Officers of Zurich
                          ----------------------------


Name                    Position                                   Citizenship
----                    --------                                   -----------

Rolf F. Huppi           Chairman and                               Swiss
                        Chief Executive Officer

Rolf Hanggi             Deputy Chief Executive Officer             Swiss

William H. Bolinder     Member of                                  U.S.A.
                        Corporate Executive Board

Laurence W. Cheng       Member of                                  Canadian
                        Corporate Executive Board

Steven M. Gluckstern    Member of                                  U.S.A.
                        Corporate Executive Board
                        One Chase Manhattan Plaza,
                        New York, New York 10005

Peter Eckert            Member of                                  Swiss
                        Corporate Executive Board

Dr. Gunther Gose        Member of                                  German
                        Corporate Executive Board

Markus Rohrbasser       Member of                                  Swiss
                        Corporate Executive Board

Frank Schnewlin         Member of                                  Swiss
                        Corporate Executive Board

Detlef Steiner          Member of                                  German
                        Corporate Executive Board

Richard Johnson         Member of Enlarged                         U.S.A.
                        Corporate Executive Board

Name                    Position                                   Citizenship
----                    --------                                   -----------

Dr. Adriano Passardi    Member of Enlarged                         Swiss
                        Corporate Executive Board

Dr. Daniel Villiger     Member of Enlarged                         Swiss
                        Corporate Executive Board

Dr. Kaspar Hotz         Corporate Secretary and                    Swiss
                        General Counsel

                               Directors of Zurich
                               -------------------

                            Principal Occupation and
                                Business Address
                         (if other than indicated above)


Name                    Position                                   Citizenship
----                    --------                                   -----------

Henry C.M. Bodmer       Chairman and Managing Director             Swiss
                        Abegg Holding AG
                        Bahnhofstrasse 30
                        8001 Zurich, Switzerland

Peter Bockli            Partner, Law Offices of                    Swiss
                        Bockli Thomann & Partners
                        P.O. Box 2348
                        4002 Basel, Switzerland

Kaspar V. Cassani       Retired in 1989 from IBM                   Swiss
                        (1987-1989 Swiss Vice-Chairman
                        of IBM Corporation, Armonk, NY)
                        Haldenstrasse 53
                        8142 Uitikon, Switzerland

David de Pury           Chairman of the Board and                  Swiss
                        Partner of de Pury Pictet
                        Turretini & Co. Ltd., Zurich and
                        Geneva, Switzerland
                        P.O. Box 8242
                        8050 Zurich, Switzerland

Rolf Hanggi             Deputy Chief Executive Officer             Swiss
                        Zurich Insurance Company
                        Mythenquai 2
                        Zurich, Switzerland

Rolf Huppi              Chairman and Chief Executive               Swiss
                          Officer, Zurich
                        Insurance Company, Mythenquai 2,
                        Zurich, Switzerland

Markus Kundig           Owner, Kundig Druck AG                     Swiss
                        (Printing Company)
                        Sihlbruggstrasse 105A
                        6341 Baar, Switzerland

Yves Oltramare          Retired, formerly partner of               Swiss
                        Lombard, Odier & Cie, Bankers
                        "Monchoisy"
                        56 route de Meinier
                        1253 Vandoeuvres, Switzerland

Karl Otto Pohl          Partner, Bank Sal. Oppenheim Jr,           German
                          & Cie KGaA Bockenheimer
                        Landstrasse 20
                        60323 Frankfurt a/Main
                        Germany

Name                    Position                                   Citizenship
----                    --------                                   -----------

Lodewijk van Wachem     Chairman, Supervisory Board                Dutch
                        Royal Dutch Petroleum Company
                        P.O. Box 162, 2501 Den
                        Haag, Netherlands

                         Executive Officers of Centre Re
                         -------------------------------


Name                    Position                              Citizenship
----                    --------                              -----------

David A. Brown          President                             British

Steven D. Germain       Senior Vice President,                U.S.A.
                        General  Counsel & Secretary

Daniel Malloy           Senior Vice President                 U.S.A.

Tara Leonard            Senior Vice President                 Canadian

Christiane Allaire      Senior Vice President                 Canadian

Judith King             Senior Vice President                 British

Michael Dwyer           Vice President                        U.S.A.

George Hutchings        Vice President                        U.S.A./Bermudian

Robert Miller           Vice President                        U.S.A.

Robin Hamill            Vice President                        U.S.A./Bermudian

Michael Cash            Vice President                        Bermudian

Gayle Gorman            Vice President                        U.S.A.

Andrea Hodson           Vice President and Assistant          U.S.A/Bermudian
                        Secretary

                             Directors of Centre Re
                             ----------------------

                            Principal Occupation and
                                Business Address
                         (if other than indicated above)

Name                    Position                              Citizenship
----                    --------                              -----------

Steven M. Gluckstern    Chairman                              U.S.A.
                        Zurich Centre Resource Ltd.
                        1 Chase Manhattan Plaza
                        New York, NY 10005 U.S.A.

Michael D. Palm         Executive Vice President              U.S.A.
                        Centre Reinsurance Holdings
                        Limited
                        1 Victoria Street
                        Hamilton, Bermuda

Steven D. Germain       General Counsel/Managing Director     U.S.A.
                        Zurich Centre Resource Ltd.
                        1 Chase Manhattan Plaza
                        New York, NY 10005 U.S.A.

David A. Brown          President                             British
                        Centre Reinsurance Limited
                        1 Victoria Street
                        Hamilton, Bermuda

Daniel Malloy           President                             U.S.A.
                        Centre Reinsurance (Bermuda)
                        Limited
                        1 Victoria Street
                        Hamilton, Bermuda

Andrea Hodson           Officer                               U.S.A./Bermudian
                        Centre Reinsurance Holdings
                        Limited
                        1 Victoria Street
                        Hamilton, Bermuda

Tara Leonard            Chief Accounting Officer              Canadian
                        Centre Reinsurance Holdings
                        Limited
                        1 Victoria Street
                        Hamilton, Bermuda

                            Executive Officers of ZRC
                            -------------------------


Name                    Position                                   Citizenship
----                    --------                                   -----------

Steven M. Gluckstern    Chairman                                   U.S.A.

Richard E. Smith        President and Chief Executive              U.S.A.
                        Officer

Peter R. Porrino        Executive Vice President                   U.S.A.

Gerald S. King          Senior Vice President, Chief               U.S.A.
                        Facultative Underwriting Officer

Brian E. Kensil         Senior Vice President, Chief               U.S.A.
                        Administrative Officer

Isaac Mashitz           Senior Vice President, Chief               U.S.A.
                        Actuarial Officer

Adrienne W. Reid        Senior Vice President, Chief               U.S.A.
                        Treaty Underwriting Officer

Karen O'Connor Rubsam   Senior Vice President, Chief               U.S.A.
                        Financial Officer and Treasurer

Mark R. Sarlitto        Senior Vice President, General             U.S.A.
                        Counsel and Secretary

                                Directors of ZRC
                                ----------------

                            Principal Occupation and
                                Business Address
                         (if other than indicated above)


Name                    Position                                   Citizenship
----                    --------                                   -----------

Steven M. Gluckstern    Chairman of Zurich Centre                  U.S.A.
                        Resource Ltd.

Richard E. Smith        President and Chief Executive              U.S.A.
                        Officer of ZRC

Peter R. Porrino        Executive Vice President of ZRC            U.S.A.

Gerald S. King          Senior Vice President, Chief               U.S.A.
                        Facultative Underwriting Officer
                        of ZRC

Isaac Mashitz           Senior Vice President,                     U.S.A.
                        Chief Actuarial Officer of ZRC

Adrienne W. Reid        Senior Vice President,                     U.S.A.
                        Chief Treaty Underwriting Officer
                        of ZRC

Mark R. Sarlitto        Senior Vice President,                     U.S.A.
                        General Counsel and Secretary
                        of ZRC

Detlef Steiner          Member of Corporate Executive              German
                        Board of Zurich

                          Executive Officers of Empire
                          ----------------------------


Name                           Position                             Citizenship
----                           --------                             -----------

John Joseph McCartney          President                            U.S.A.

Amy Sue Bones                  Secretary                            U.S.A.

Kevin H. Purcell               Treasurer                            U.S.A.

                               Directors of Empire
                               -------------------

                            Principal Occupation and
                                Business Address
                         (if other than indicated above)

Name                    Position                                   Citizenship
----                    --------                                   -----------

William H. Bolinder     Chairman                                   U.S.A.
                        Zurich american Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

John W. Paulsen         Senior Vice President                     U.S.A.
                        Empire Fire and Marine Insurance
                        Company
                        1624 Douglas Street
                        Omaha, Nebraska 68102-1449

Loren J. Alter          Executive Vice President                  U.S.A.
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

John J. McCartney       President & Chief Executive Officer       U.S.A.
                        Empire Fire and Marine Insurance
                        Company
                        1624 Douglas Street
                        Omaha, Nebraska 68102-1449

Kevin H. Purcell        Vice President and Treasurer              U.S.A.
                        Empire Fire and Marine Insurance
                        Company
                        1624 Douglas Street
                        Omaha, Nebraska 68102-1449

David A. Bowers         Executive Vice President & General Counsel U.S.A.
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

Stuart L. Olin          Executive Vice President                   U.S.A.
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

Charles B. Ralph        Executive Vice President                   U.S.A.
                        Empire Fire and Marine Insurance
                        Company
                        1624 Douglas Street
                        Omaha, Nebraska 68102-1449

                         Executive Officers of Universal
                         -------------------------------


Name                    Position                                   Citizenship
----                    --------                                   -----------

Kenneth F. Goldstein    President and Chief Executive              U.S.A.
                        Officer

Curtis R. Starnes       Vice President and Secretary               U.S.A.

Carolyn J. Gross        Chief Financial Officer                    U.S.A.

                             Directors of Universal
                             ----------------------

                            Principal Occupation and
                                Business Address
                         (if other than indicated above)

Name                    Position                                   Citizenship
----                    --------                                   -----------

Loren J. Alter          Executive Vice President                   U.S.A.
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

David P. Bresnahan      Retired                                    U.S.A.
                        12604 Ensley Lane
                        Leawood, Kansas 66209

Larry D. Jeffries       Senior Vice President                      U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Michael W. McHugh       Senior Vice President                      U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Curtis R. Starnes       Vice President, General Counsel
                          & Corporate Secretary                    U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

William H. Bolinder     Chairman                                   U.S.A.
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

Kenneth F. Goldstein    President & Chief Executive Officer        U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Randolph T. Kirk        Senior Vice President                      U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Stuart L. Olin          Executive Vice President                   U.S.A.
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

David A. Bowers         Executive Vice President &
                        General Counsel                            U.S.A.
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

Name                    Position                                   Citizenship
----                    --------                                   -----------

Carolyn J. Gross        Senior Vice President                       U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Jerome P. McAndrews     Senior Vice President                       U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Michael J. Ryan         Senior Vice President                       U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

                      Executive Officers of Universal Life
                      ------------------------------------


Name                    Position                                    Citizenship
----                    --------                                    -----------

Kenneth F. Goldstein    President and Chief Executive              U.S.A.
                        Officer

Curtis R. Starnes       Vice President and Secretary                U.S.A.

Carolyn J. Gross        Treasurer and Chief Financial               U.S.A.
                        Officer

                           Directors of Universal Life
                           ---------------------------

                            Principal Occupation and
                                Business Address
                         (if other than indicated above)

Name                    Position                                   Citizenship
----                    --------                                   -----------

Loren J. Alter          Executive Vice President                   U.S.A.
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

David P. Bresnahan      Retired                                    U.S.A.
                        12604 Ensley Lane
                        Leawood, Kansas 66209

Larry D. Jeffries       Senior Vice President                      U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Michael W. McHugh       Senior Vice President                      U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Curtis R. Starnes       Vice President, General Counsel            U.S.A.
                          & Corporate Secretary
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211
William H. Bolinder                                                U.S.A.
                        Chairman
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196
Kenneth F. Goldstein                                               U.S.A.
                        President & Chief Executive Officer
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211
Randolph T. Kirk                                                   U.S.A.
                        Senior Vice President
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211
Stuart L. Olin                                                     U.S.A.
                        Executive Vice President
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196
David A. Bowers                                                    U.S.A.
                        Executive Vice President &
                        General Counsel
                        Zurich American Insurance Group
                        1400 American Lane
                        Schaumburg, Illinois 60196

Name                    Position                                   Citizenship
----                    --------                                   -----------

Carolyn J. Gross        Senior Vice President                       U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Jerome P. McAndrews     Senior Vice President                       U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

Michael J. Ryan         Senior Vice President                       U.S.A.
                        Universal Underwriters Insurance
                        Company
                        6363 College Boulevard
                        Overland Park, Kansas 66211

                         Executive Officers of Fidelity
                         ------------------------------


Name                    Position                                   Citizenship
----                    --------                                   -----------

Richard F. Williams     President and Chief Executive              U.S.A.
                        Officer

Thomas B. Bosley        Executive Vice President                   U.S.A.

Joseph J. Gallagher     Senior Vice President and                  U.S.A.
                        Treasurer

Robert L. Lawrence      Senior Vice President                      U.S.A.

Richard F. Yeazel       Executive Vice President                   U.S.A.

James I. Keenan, Jr.    Vice President, Secretary and              U.S.A.
                        General Counsel

Wayne A. Stollenmaier   Comptroller                                U.S.A.

Fred L. Borleis, Jr.    Senior Vice President                      U.S.A.

Annette Merz            Senior Vice President                      Germany

                              Directors of Fidelity
                              ---------------------

                            Principal Occupation and
                                Business Address
                         (if other than indicated above)

Name                      Position                                 Citizenship
----                      --------                                 -----------

William H. Bolinder       Chairman                                 U.S.A.
                          Zurich American Insurance Group
                          1400 American Lane
                          Schaumburg, Illinois 60196

Andre W. Brewster         Emeritus Partner                         U.S.A.
                          Piper & Marbury
                          1100 Charles Center South
                          36 S. Charles Street
                          Baltimore, Maryland 21201

Alan P. Hoblitzell, Jr.   Retired CFO                              U.S.A.
                          The Ryland Group, Inc.
                          Post Office Box 1131
                          Brooklandville, Maryland 21022

Judith R. Hope            Partner                                  U.S.A.
                          Paul, Hastings, Janofsky & Walker
                          1299 Pennsylvania Ave., N.W.,
                          10th Floor
                          Washington, D.C. 20004

Marc E. Leland            President                                U.S.A.
                          Marc E. Leland & Associates
                          Potomac Tower, Suite 1700
                          1001 19th Street North
                          Arlington, Virginia 22209

Raymond A. Mason          Chairman                                 U.S.A.
                          Legg Mason, Inc.
                          111 S. Cavert Street
                          Baltimore, Maryland 21202

Stuart L. Olin            Executive Vice President                 U.S.A.
                          Zurich American Insurance Group
                          1400 American Lane
                          Schaumburg, Illinois 60196

Brian B. Topping          Vice Chairman of the Board               U.S.A.
                          Mercantile Safe Deposit & Trust
                          Two Hopkins Plaza
                          Post Office Box 2257
                          Baltimore, Maryland 21203

Richard F. Williams       President & CEO                          U.S.A.
                          Fidelity and Deposit Company of
                          Maryland
                          Post Office 1227
                          Baltimore, Maryland 21203

                                  EXHIBIT INDEX
                                  -------------

                                                                    Sequential
                                                                   Page Number
                                                                   -----------

Exhibit 1.     Common Stock Purchase Agreement, dated as of
May 31, 1996, between Provident Companies, Inc. and Zurich
Insurance Company.                                                      *

Exhibit 2.     Relationship Agreement, dated as of May 31,
1996, between Provident Companies, Inc. and Zurich Insurance
Company.                                                                *

Exhibit 3.     Family Stockholder Agreement, dated as of
May 31, 1996, among Zurich Insurance Company, the Maclellan
Foundation, Inc. and the stockholders listed in Schedule A
thereto. Exhibit 4. Registration Rights Agreement, dated as
of May 31, 1996, between Zurich Insurance Company and
Provident Companies, Inc.                                               *

Exhibit 4.     Registration Rights Agreement, dated as of
May 31, 1996, between Zurick Insurance Company and Provident
Companies, Inc.                                                         *

Exhibit 5.     Amended and Restated Common Stock Purchase
Agreement, dated as of May 31, 1996, between Provident
Companies, Inc. and Zurich Insurance Company.

Exhibit 6. Amended and Restated Relationship Agreement, dated as of May 31, 1996, between Provident Companies, Inc.
and Zurich Insurance Company.

Exhibit 7.     Amended and Restated Family Stockholder
Agreement, dated as of May 31, 1996, among Zurich Insurance
Company, the Maclellan Foundation, Inc. and the stockholders listed in Schedule A thereto.

Exhibit 8.     Amended and Restated Registration Rights
Agreement, dated as of May 31, 1996, between Zurich
Insurance Company and Provident Companies, Inc.

Exhibit 9.     Stock Purchase Agreement, dated as of March
27, 1997, between Centre Reinsurance Services (Bermuda)
Limited and Longfellow I, LLC.

Exhibit 10.    Joint Filing Agreement, dated April 7,
1997, among Zurich Insurance Company; Centre Reinsurance
Limited; Zurich Reinsurance Centre, Inc.;
Empire Fire and Marine Insurance Company; Universal Underwriters
Insurance Company; Universal Underwriters Life Insurance
Company and Fidelity and Deposit Company of Maryland.

Exhibit 11.    Power of Attorney, dated April 7, 1997,
granted by Zurich Insurance Company in favor of Steven D.
Germain.

Exhibit 12.    Power of Attorney, dated April 7, 1997,
granted by Centre Reinsurance Limited in favor of Steven D.
Germain.

Exhibit 13.    Power of Attorney, dated April 7, 1997,
granted by Zurich Reinsurance Centre, Inc. in favor of Steven D. Germain.

Exhibit 14.     Power of Attorney, dated April 7, 1997,
granted by Empire Fire and Marine Insurance Company in favor of David A. Bowers.

Exhibit 15.    Power of Attorney, dated April 7, 1997,
granted by Universal Underwriters Insurance Company in favor of David A. Bowers.

Exhibit 16.    Power of Attorney, dated April 7, 1997,
granted by Universal Underwriters Life Insurance Company in favor of David A. Bowers.

Exhibit 17.    Power of Attorney, dated April 7, 1997,
granted by Fidelity
and Deposit Company of Maryland in favor of David A. Bowers.

----------------------------
*  Previously filed with the
   Initial Statement